UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

LODGENET INTERACTIVE CORPORATION

(Name of issuer)

Common Stock, Par Value $0.01 Per Share

(Title of class of securities)

540211109

(CUSIP number)

Robert S. Hart, Esq. 5424 Deloache Avenue Dallas, Texas 75220 (214) 378-5301

(Name, address and telephone number of person authorized to receive notices and communications)

December 15, 2011

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 540211109	Page 2 of 5 Pages

(1)	Names of reporting persons Mark Cuban
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 2,399,985 (1)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 2,399,985 (1)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 2,399,985 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 9.5% (1)
(14)	Type of reporting person (see instructions) IN

(1)	As discussed in Item 4 below, in addition to the common shares beneficially owned by Mr. Cuban, Mr. Cuban has purchased 2,700 shares of Series B Cumulative Perpetual Convertible Preferred Stock, $0.01 par value per share, which are convertible at the option of the holder, at an initial conversion rate of 264.5503 shares of common stock per share of preferred stock, into 714,285 shares of Common Stock. The numbers contained herein assume the conversion of those shares of preferred stock.

Page 3 of 5 Pages

This Amendment No. 2 to Schedule 13D amends and supplements the Schedule 13D filed by Mark Cuban with the Securities and Exchange Commission (the “Commission”) on November 10, 2008 as amended by that Schedule 13D/A filed with the Commission on October 3, 2011 (as amended and supplemented, collectively, the “Schedule 13D”), relating to the common stock, no par value per share (the “Common Stock”) of LodgeNet Interactive Corporation, a Delaware corporation (the “Issuer”). Initially capitalized terms used herein that are not otherwise defined herein shall have the same meanings attributed to them in the Schedule 13D. Except as expressly provided for herein, all Items of the Schedule 13D remain unchanged.

Item 4. Purpose of Transaction

Item 4 is hereby supplemented as follows:

On December 15, 2011, Mr. Cuban sold 714,300 shares of Common Stock. After the sale of those shares, on December 15, 2011, Mr. Cuban purchased 2,700 shares of Series B Cumulative Perpetual Convertible Preferred Stock, $0.01 par value per share, which are convertible at the option of the holder, at an initial conversion rate of 264.5503 shares of common stock per share of preferred stock, into 714,285 shares of Common Stock. Mr. Cuban paid $2,380,644 for the shares of Series B Cumulative Perpetual Convertible Preferred Stock using his personal funds. Assuming the conversion of those shares of preferred stock, Mr. Cuban’s ownership percentage would be 9.5%.

Item 5. Interest in Securities of the Issuer

(A) All percentages set forth in this statement are based on 25,271,984 shares of Common Stock reported in the Issuer’s Form 10-Q for the period ended September 30, 2011. As of the date of the filing of this Schedule 13D, Mr. Cuban owns 1,685,700 shares of Common Stock and 2,700 shares of Series B Cumulative Perpetual Convertible Preferred Stock which are convertible into shares of Common Stock. On an as-converted basis, Mr. Cuban is the beneficial owner of 2,399,985 shares of Common Stock, which represents approximately 9.5% of the shares of Common Stock outstanding.

(B) Mr. Cuban has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 2,399,985 shares of Common Stock.

(C) The following table discloses the transactions in shares of Common Stock during the past 60 days by Mr. Cuban:

	September 30,	September 30,		September 30,
Date	Type of Transaction	Number of Shares		Price Per Share
12/15/2011	Open Market Sale	714,300		$2.33
12/15/2011	Private Transaction	714,285	(1)	$3.3329	(1)

Page 4 of 5 Pages

(1)	Mr. Cuban has purchased 2,700 shares of Series B Cumulative Perpetual Convertible Preferred Stock, $0.01 par value per share, which are convertible at the option of the holder, at an initial conversion rate of 264.5503 shares of common stock per share of preferred stock, into 714,285 shares of Common Stock. The numbers contained herein assume the conversion of those shares of preferred stock.

(D) Not applicable.

(E) Not applicable.

Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 16, 2011	/s/ Mark Cuban
Mark Cuban